UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 ____________

FORM 15 ____________

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File No. 000-15734

REPUBLIC BANCORP INC. (Exact name of registrant as specified in its charter)

1070 East Main Street
Owosso, Michigan 48867
(989) 725-7337
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, $5 PAR VALUE PER SHARE
(Title of each class of securities covered by this Form)

NONE
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Citizens Banking Corporation, as successor to Republic Bancorp Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CITIZENS BANKING CORPORATION

December 29, 2006

By: /s/ Thomas W. Gallagher

Name: Thomas W. Gallagher
Title: General Counsel and Secretary